Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 O: 415.947.2000 F: 415.947.2099

September 16, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valian A. Afshar, Special Counsel, Office of Mergers and Acquisitions

Re:	Pfenex Inc.
Schedule 14D-9 filed on August 31, 2020
File No. 005-88253

Dear Mr. Afshar:

On behalf of our client, Pfenex Inc. (the “Company” or “Pfenex”), we acknowledge receipt of the comment letter, dated September 4, 2020 (the “Comment Letter”), from the staff in the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Schedule 14D-9 (the “Schedule 14D-9”). This letter sets forth the Company’s responses to the comments of the Staff set forth in the Comment Letter. In connection with this letter, the Company is filing via EDGAR Amendment No. 2 to the Schedule 14D-9 (the “Revised Schedule 14D-9”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Schedule 14D-9.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

United States Securities and Exchange Commission

September 16, 2020

Revised Schedule 14D-9

Item 3. Past Contacts, Transactions, Negotiations and Agreements, pages 2-14

1.

We note that under the header “Interests of Certain Persons,” you indicate that “executive officers of Pfenex and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Pfenex’s stockholders, generally.” This qualified, generic disclosure is not helpful in informing shareholders as to whether these individuals have different interests in the Merger or as to the nature of such interests. Please revise to summarize the interests of Pfenex’s executive officers and directors that differ from the interests of Pfenex’s stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Schedule 14D-9.

Item 4. The Solicitation or Recommendation, pages 14-37

2.

The disclosure on page 14 states that “the Board recommends that Pfenex’s stockholders accept the Offer and tender their Shares to pursuant to the Offer.” Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company’s position with respect to the Offer. Alternatively, please clarify that the Board’s recommendation is being made on behalf of the Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 25 of the Revised Schedule 14D-9 to make clear that the Board, on behalf of the Company, unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

3.

We note the following statement: “On April 2, 2020, Pfenex, as a result of a conflict of interest with its existing financial advisor and in consultation with and at the direction of the Board, engaged a second financial advisor to assist with its existing strategy of exploring potential acquisitions.” Please revise to clarify whether the Company’s initial financial advisor was William Blair and, if so, describe such conflict of interest.

United States Securities and Exchange Commission

September 16, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Revised Schedule 14D-9 to clarify that the initial financial advisor was not William Blair.

4.

Please discuss how the Strategic Transaction Committee considered William Blair’s minority equity position in both Pfenex and Ligand and the basis on which the Strategic Transaction Committee resolved to engage William Blair as the financial advisor in connection with this transaction notwithstanding that conflict and given the CVR Portion of the Offer Price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Schedule 14D-9.

Projected Financial Information, page 29-31

5.	Please summarize the material assumptions and limitations underlying the Financial Projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Schedule 14D-9.

Opinion of Pfenex’s Financial Advisors, page 31-37

6.

The fairness opinion included as Annex A states that it is based in part upon the “CVR Probabilities” prepared by senior management of the issuer and used in William Blair’s analysis of this transaction, which was in turn was used by the Board and Pfenex in recommending the transaction. Therefore, we believe the CVR Probabilities must be disclosed as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Schedule 14D-9.

7.

We note the following statement: “It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Merger.” Although the quoted statement indicates that the opinion may be disclosed in a proxy statement mailed to stockholders, please also clarify whether William Blair has consented to the inclusion of the opinion in this Schedule 14D-9.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Schedule 14D-9.

United States Securities and Exchange Commission

September 16, 2020

*    *    *

If you have additional questions or require any additional information with respect to the Revised Schedule 14D-9 or this letter, please do not hesitate to contact me at dkoeppen@wsgr.com or 858-350-2393.

Sincerely,

/s/ Dan Koeppen
Dan Koeppen, Esq.
of Wilson Sonsini Goodrich & Rosati, Professional Corporation

cc:	Christina Chalk, Senior Special Counsel

Evert B. Schimmelpennink, Chief Executive Officer of Pfenex Inc.

Zachary Myers, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation

Ethan P. Lutske, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation